RW 1 drw.htm WITHDRAWL REQUEST FOR FORM 8-A

 MARCUS J LENTON TRUST
 610 WEST LEFEVRE ROAD
STERLING. IL 61081

MARCH 01, 2023

VIA FACSIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dan Zimmerman

Re:	MARCUS J LENTON TRUST?Registration Statement on Form 8-A
(File No. 811-23508)
Request for Withdrawal

Dear Mr. Zimmerman:
This letter is filed in reference to the Registration Statement on Form 8-A, Commission File No. 811-23508, of MARCUS J LENTON TRUST (the ?Registrant?), which was filed on February 13, 2020, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, (the ?Form 8-A?). The Registrant hereby requests the immediate withdrawal of the Form 8-A, including Forms 8/A, 3, 3/A, and FORM D, and all exhibits thereto, without prejudice.
Sincerely,


								    /s/ Marcus J Lenton
									   Marcus J Lenton
									   Managing Trustee